UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   TOLBERT III, JAMES R.
   PO BOX 1533
   OKLAHOMA CITY, OK USA 73101
2. Issuer Name and Ticker or Trading Symbol
   ZYMETX, INC. ZMTX
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   10/31/99
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Non-Qualified Stock   |2.0625  | [1] |    | |           |   |6/1/0|6/1/0|COMMON      |40000  | [3]   |40000       |D  |            |
Options 6-99          |        |     |    | |           |   |0 [2]|9    |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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Non-Qualified Stock   |2.2500  |10/1/|A   | |           |   |10/1/|10/6/|COMMON      |10000  | [5]   |10000       |D  |            |
Options 10-99         |        |99   |    | |           |   |00 [4|09   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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
Explanation of Responses:
1. No transactions for the period of this report.
2. Vests at a rate of 33 1/3% per year on June 1, 2000, June 1, 2001, and June 1, 2002.
3, 5. Issued under the ZymeTx, Inc. Stock Option Plan in consideration of Mr. Tolbert's service as a Director of the Issuer.
4. Vests at a rate of 33 1/3% per year on October 1, 2000, October 1, 2001, and October 1, 2002.

/s/ James R. Tolbert III
SIGNATURE OF REPORTING PERSON
/Signature/

DATE
10/1/99